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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
  (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE
                       13E-3 ((S)240.13E-3) THEREUNDER)

                          GENERAL MOTORS CORPORATION
                               (NAME OF ISSUER)

                          GENERAL MOTORS CORPORATION
                     (NAME OF PERSON(S) FILING STATEMENT)

                             CLASS H COMMON STOCK
                        (TITLE OF CLASS OF SECURITIES)
                                   370442501
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PETER R. BIBLE
                           CHIEF ACCOUNTING OFFICER
                          GENERAL MOTORS CORPORATION
                            100 RENAISSANCE CENTER
                         DETROIT, MICHIGAN 48243-7301
                                (313) 556-5000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                  COPIES TO:
          WARREN G. ANDERSEN                   ROBERT S. OSBORNE, P.C.
      GENERAL MOTORS CORPORATION                  KIRKLAND & ELLIS
       3031 WEST GRAND BOULEVARD               200 EAST RANDOLPH DRIVE
     DETROIT, MICHIGAN 48202-3091           CHICAGO, ILLINOIS 60601-6636
            (313) 974-5000                         (312) 861-2000

This statement is filed in connection with (check the appropriate box):
  a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
  b.[X] The filing of a registration statement under the Securities Act of
      1933.
  c.[_] A tender offer.
  d.[_] None of the above.
Check the following box if soliciting materials or an information statement referred to in checking box (a) are preliminary copies: [X]

                           CALCULATION OF FILING FEE
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
           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
---------------------------------------------------------------------------------
              $6,752,704,334.43                                $1,350,540.87
---------------------------------------------------------------------------------

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*  Valued in accordance with Rule 0-11(a)(4) and (b)(2), solely for the purpose of determining the filing fee, on the basis of the average of the high and low prices reported on the New York Stock Exchange Composite Tape on September 29, 1997 for the Class H Common Stock, each issued and outstanding share of which will be recapitalized and converted into one share of a new class of common stock of General Motors Corporation and the right to receive a distribution of the Class A Common Stock of HE Holdings, Inc. pursuant to the Hughes Transactions described in this Transaction Statement.
** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.
[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,046,274.04 Filing Party: General Motors Corporation Form or Registration No.: 333-37215
 Registration Statement on Form S-4               Date Filed: October 6, 1997
 being filed simultaneously herewith


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

ITEMS 1 THROUGH 17. INTRODUCTION

  This Rule 13e-3 Transaction Statement (the "Transaction Statement") is being filed by General Motors Corporation, a Delaware corporation ("General Motors"), in connection with a series of related transactions (the "Hughes Transactions") pursuant to which, among other things, each issued and outstanding share of Class H Common Stock, $0.10 par value per share, of General Motors ("GM Class H Common Stock") will be recapitalized and converted into one share of a new class of common stock of General Motors ("New GM Class H Common Stock") and the right to receive a distribution of Class A Common Stock, $0.01 par value per share ("Class A Common Stock"), of HE Holdings, Inc. ("HE Holdings"). As a result of the Hughes Transactions, among other things, (a) holders of GM Class H Common Stock will remain stockholders of General Motors as holders of New GM Class H Common Stock and become stockholders of HE Holdings, which, immediately after the Hughes Transactions, will merge with Raytheon Company and be renamed "Raytheon Company," and (b) GM Class H Common Stock will cease to exist.

  General Motors has filed a Registration Statement on Form S-4 for the New GM Class H Common Stock (as amended and including exhibits, the "New GM Class H Registration Statement") and HE Holdings has filed a Registration Statement on Form S-4 for the Class A Common Stock (together with the New GM Class H Registration Statement, the "Registration Statements") with the Securities and Exchange Commission concurrently herewith in connection with the Hughes Transactions.

  The cross reference sheet on the following pages, which is supplied pursuant to General Instruction F to Schedule 13E-3, shows the location in the solicitation statement/prospectus that forms a part of the Registration Statements (the "Solicitation Statement/Prospectus") of the information required to be included in response to the items of the Transaction Statement. The information set forth in the Registration Statements is incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by such reference.

ITEM 16. ADDITIONAL INFORMATION

  The information contained in the Registration Statements is incorporated herein by reference in its entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

  Exhibit (a) Not applicable.

  Exhibit (b)(1) Opinion of Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated ("Merrill Lynch"), dated October 6, 1997, which is included in Appendix B attached to the Solicitation Statement/Prospectus filed as Exhibit (d) hereto.

  Exhibit (b)(2) Opinion of Salomon Brothers Inc ("Salomon Brothers"), dated
                 October 6, 1997, which is included in Appendix B attached to the Solicitation Statement/Prospectus filed as Exhibit (d) hereto.

  Exhibit (b)(3) Opinion of Goldman, Sachs & Co. Incorporated ("Goldman
                 Sachs"), dated January 16, 1997, which is included in Appendix B attached to the Solicitation Statement/Prospectus filed as Exhibit (d) hereto.

  Exhibit (b)(4) Presentation to the General Motors Board of Directors
                 Regarding the Hughes Transactions, dated January 16, 1997, given by Merrill Lynch and Salomon Brothers.

  Exhibit (b)(5) Presentation to the General Motors Board of Directors, dated
                 January 16, 1997, given by Goldman Sachs.

  Exhibit (b)(6) Presentation to the General Motors Board of Directors
                 Regarding the Hughes Transactions, dated October 6, 1997, given by Merrill Lynch and Salomon Brothers.

  Exhibit (b)(7) Presentation to the General Motors Board of Directors
                 Regarding the Hughes Transactions, dated October 6, 1997, given by Merrill Lynch.

  Exhibit (b)(8) Presentation to the General Motors Board of Directors
                 Regarding the Hughes Transactions, dated October 6, 1997, given by Salomon Brothers.

  Exhibit (c)(1) Form of Agreement and Plan of Merger by and between General
                 Motors Corporation and GM Mergeco Corporation, which is attached as Appendix A to the Solicitation Statement/Prospectus filed as Exhibit (d) hereto. Executed Agreement and Plan of Merger to be included as Appendix A to the Solicitation Statement/Prospectus by amendment.

  Exhibit (c)(2) Implementation Agreement by and between General Motors
                 Corporation and Raytheon Company, dated as of January 16, 1997 (filed as Exhibit 2(b) to the Current Report on Form 8-K of General Motors Corporation, dated January 16, 1997, and incorporated herein by reference).

  Exhibit (d)  Solicitation Statement/Prospectus (and Consent Cards).

  Exhibit (e) Not applicable.

  Exhibit (f) Not applicable.

                             CROSS REFERENCE SHEET

         SCHEDULE 13E-3 ITEM               CAPTION OR LOCATION IN SOLICITATION
               NUMBER                             STATEMENT/PROSPECTUS
         -------------------               -----------------------------------
  1.  Issuer and Class of
       Security
       Subject to the
       Transaction
      (a).....................   Introduction--The Issuers
      (b).....................   GM Class H Common Stock--Introduction
      (c).....................   GM Class H Common Stock--Price Range and Dividends
      (d).....................   Considerations Relating to GM's Dual-Class Common Stock
                                  Capital Structure--Overview; GM Class H Common Stock--
                                  Price Range and Dividends; --Dividend Policy
      (e).....................   See Annex 1 to the Transaction Statement.
      (f).....................   See Annex 1 to the Transaction Statement.
  2.  Identity and Background.   See Annex 1 to the Transaction Statement.
      (a).....................   See Annex 1 to the Transaction Statement.
      (b).....................   See Annex 1 to the Transaction Statement.
      (c).....................   See Annex 1 to the Transaction Statement.
      (d).....................   See Annex 1 to the Transaction Statement.
      (e).....................   See Annex 1 to the Transaction Statement.
      (f).....................   See Annex 1 to the Transaction Statement.
      (g).....................   See Annex 1 to the Transaction Statement.
  3.  Past Contacts,
       Transactions or
       Negotiations
      (a).....................   Not applicable
      (b).....................   Special Factors--Background of the Hughes Transactions
  4.  Terms of Transaction
      (a).....................   Special Factors--The Distribution Ratio; Description of
                                  the Hughes Transactions; Description of the Raytheon
                                  Merger; Separation and Transition Arrangements;
                                  Considerations Relating to GM's Dual-Class Common
                                  Stock Capital Structure; New GM Class H Common Stock;
                                  New Raytheon Capital Stock
      (b).....................   Not applicable
  5.  Plans or Proposals of
       the Issuer
       or Affiliate
      (a).....................   Not applicable
      (b).....................   Not applicable
      (c).....................   Not applicable
      (d).....................   Considerations Relating to GM's Dual-Class Common Stock
                                  Capital Structure--New GM Board Policy Statement; New
                                  GM Class H Common Stock--GM Certificate of
                                  Incorporation Provisions Regarding Dividends; --
                                  Dividend Policy

         SCHEDULE 13E-3 ITEM              CAPTION OR LOCATION IN SOLICITATION
               NUMBER                            STATEMENT/PROSPECTUS
         -------------------              -----------------------------------
      (e).....................  Special Factors--Purposes of the Hughes Transactions--
                                 Integration of Delco and Delphi; --Background of the
                                 Hughes Transactions--Development of the Hughes
                                 Transactions and The Raytheon Merger--September 23,
                                 1997 Capital Stock Committee Meeting
      (f).....................  Not applicable
      (g).....................  Not applicable
  6.  Source and Amounts of
       Funds
       or Other Consideration
      (a).....................  Estimated Fees and Expenses
      (b).....................  Estimated Fees and Expenses
      (c).....................  Not applicable
      (d).....................  Not applicable
  7.  Purpose(s),
       Alternatives,
       Reasons and Effects
      (a).....................  Special Factors--Purposes of the Hughes Transactions
      (b).....................  Special Factors--Alternatives to the Hughes
                                 Transactions
      (c).....................  Special Factors--Purposes of the Hughes Transactions;
                                 --Alternatives to the Hughes Transactions; --
                                 Background of the Hughes Transactions
      (d).....................  Special Factors--Certain U.S. Federal Income Tax
                                 Considerations Relating to Certain of the Hughes
                                 Transactions; --The Distribution Ratio; Description of
                                 the Hughes Transactions; Description of the Raytheon
                                 Merger
  8.  Fairness of the
       Transaction
      (a).....................  Special Factors--Recommendations of the Capital Stock
                                 Committee and the GM Board; Fairness of the Hughes
                                 Transactions
      (b).....................  Special Factors--Recommendations of the Capital Stock
                                 Committee and the GM Board; Fairness of the Hughes
                                 Transactions
      (c).....................  Special Factors--Requisite Stockholder Approval of the
                                 Hughes Transactions; Description of the Hughes
                                 Transactions--Stockholder Approval of the Hughes
                                 Transactions; Solicitation of Written Consent of GM's
                                 Common Stockholders
      (d).....................  See Annex 1 to the Transaction Statement.
      (e).....................  Special Factors--Recommendations of the Capital Stock
                                 Committee and the GM Board; Fairness of the Hughes
                                 Transactions
      (f).....................  Not applicable
  9.  Reports, Opinions,
       Appraisals
       and Certain
       Negotiations
      (a).....................  Special Factors--Background of the Hughes Transactions;
                                 --Hughes Transactions Fairness Opinions: Merrill Lynch
                                 and Salomon Brothers; Description of the Raytheon
                                 Merger--Raytheon Merger Fairness Opinion: Goldman
                                 Sachs

         SCHEDULE 13E-3 ITEM              CAPTION OR LOCATION IN SOLICITATION
               NUMBER                            STATEMENT/PROSPECTUS
         -------------------              -----------------------------------
      (b).....................  Special Factors--Background of the Hughes Transactions;
                                 --Hughes Transactions Fairness Opinions: Merrill Lynch
                                 and Salomon Brothers; Description of the Raytheon
                                 Merger--Raytheon Merger Fairness Opinion: Goldman
                                 Sachs
      (c).....................  Special Factors--Hughes Transactions Fairness Opinions:
                                 Merrill Lynch and Salomon Brothers; Description of the
                                 Raytheon Merger--Raytheon Merger Fairness Opinion:
                                 Goldman Sachs; Appendix B--Fairness Opinions
 10.  Interest in Securities
       of the Issuer
      (a).....................  Security Ownership of Certain Beneficial Owners and
                                 Management of General Motors; See also Annex 1 to the
                                 Transaction Statement.
      (b).....................  See Annex 1 to the Transaction Statement.
 11.  Contracts, Arrangements   Description of the Hughes Transactions--GM Spin-Off
       or                        Merger Agreement; Description of the Raytheon Merger--
       Understandings with       Implementation Agreement
       Respect to the Issuer's
       Securities
 12.  Present Intention and
       Recommendation of
       Certain
       Persons with Regard to
       the
       Transaction
      (a).....................  Solicitation of Written Consent of GM's Common
                                 Stockholders-- Matter to be Approved. Other than as
                                 set forth in such section, General Motors has not
                                 received any notice of intent with respect to the vote
                                 on the Hughes Transactions from any person enumerated
                                 in Item 12(a) of Schedule 13E-3.
      (b).....................  Special Factors--Background of the Hughes Transactions;
                                 --Recommendations of the Capital Stock Committee and
                                 the GM Board; Fairness of the Hughes Transactions;
                                 Solicitation of Written Consent of GM's Common
                                 Stockholders--Matter to be Approved. Other than as set
                                 forth in such sections, General Motors has not
                                 received any notice that any person enumerated in Item
                                 12(a) of Schedule 13E-3 has made any recommendation
                                 with respect to the Hughes Transactions.
 13.  Other Provisions of the
       Transaction
      (a).....................  Description of the Hughes Transactions--No Appraisal
                                 Rights
      (b).....................  Not applicable
      (c).....................  Not applicable
 14.  Financial Statements
      (a).....................  Summary--Certain Historical and Pro Forma Per Share
                                 Data--GM Common Stock Historical Per Share Data; Where
                                 You Can Find More Information
      (b).....................  Not applicable

         SCHEDULE 13E-3 ITEM              CAPTION OR LOCATION IN SOLICITATION
               NUMBER                            STATEMENT/PROSPECTUS
         -------------------              -----------------------------------
 15.  Persons and Assets
       Employed,
       Retained or Utilized
      (a).....................  Special Factors--Background of the Hughes Transactions;
                                 Solicitation of Written Consent of GM's Common
                                 Stockholders
      (b).....................  Solicitation of Written Consent of GM's Common
                                 Stockholders
 16.  Additional Information    The information contained in the Registration
                                 Statements is incorporated by reference herein in its
                                 entirety.
 17.  Material to be Filed as
       Exhibits
      (a).....................  Not applicable
      (b).....................  Fairness opinions of each of Merrill Lynch, Salomon
                                 Brothers and Goldman Sachs, which are included in
                                 Appendix B attached to the Solicitation
                                 Statement/Prospectus filed as Exhibit (d)
                                 hereto; Presentations to the General Motors Board of
                                 Directors given by (i) Merrill Lynch and Salomon
                                 Brothers, (ii) Goldman Sachs, (iii) Merrill Lynch and
                                 Salomon Brothers, (iv) Merrill Lynch, and (v) Salomon
                                 Brothers, which are filed as Exhibits (b)(4), (b)(5),
                                 (b)(6), (b)(7) and (b)(8), respectively, hereto
      (c).....................  Form of Agreement and Plan of Merger by and between
                                 General Motors Corporation and GM Mergeco Corporation,
                                 which is attached as Appendix A to the Solicitation
                                 Statement/Prospectus filed as Exhibit (d) hereto;
                                 Implementation Agreement by and between General Motors
                                 Corporation and Raytheon Company, dated as of January
                                 16, 1997
      (d).....................  New GM Class H Registration Statement filed as Exhibit
                                 (d)(1)
                                 hereto; Class A Registration Statement filed as
                                 Exhibit (d)(2) hereto
      (e).....................  Not applicable
      (f).....................  Not applicable

                                    ANNEX 1

ITEM 1. ISSUER AND CLASS

  ITEM 1(E)

  On April 27, 1995, General Motors registered under the Securities Act an underwritten public offering of 15 million shares of GM Class H Common Stock owned by Howard Hughes Medical Institute ("HHMI"). All such shares were sold to the public at a price per share of $38.50. General Motors received none of the proceeds of this offering. Before deducting expenses, HHMI received aggregate proceeds from the offering of $557,500,000.

  ITEM 1(F)

  Since January 1, 1995, neither General Motors nor any of its affiliates has purchased GM Class H Common Stock in open-market or negotiated transactions.

ITEM 2. IDENTITY AND BACKGROUND

  General Motors, the person filing the Transaction Statement, is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction.

  ITEM 2(A)

  The persons enumerated in General Instruction C to Schedule 13E-3 (each, an "Instruction C Person") are Anne L. Armstrong, Percy N. Barnevik, John H. Bryan, Thomas E. Everhart, Charles T. Fisher, III, George M.C. Fisher, J. Willard Marriott, Jr., Ann D. McLaughlin, Harry J. Pearce, Eckhard Pfeiffer, John G. Smale, John F. Smith, Jr., Louis W. Sullivan, Dennis Weatherstone, Thomas H. Wyman, C. Michael Armstrong, J.T. Battenberg, III, Louis R. Hughes,
J. Michael Losh and G. Richard Wagoner, Jr.

  ITEM 2(B) THROUGH (D)

  The following information with respect to principal occupation or employment and name of the corporation or other organization in which such occupation or employment is carried on and in regard to other affiliations has been furnished to General Motors by the Instruction C Persons.

  ANNE L. ARMSTRONG, P.O. Box 1358, Kingsville, Texas 78364; Chairman, Board of Trustees, Center for Strategic and International Studies.

  PERCY N. BARNEVIK, Affolternstrasse 44, Box 8131, CH-8050 Zurich, Switzerland; Chairman, ABB Asea Brown Boveri Ltd., Zurich, Switzerland, serving electric power generation, transmission and distribution customers as well as industrial, environmental control and mass transit markets.

  JOHN H. BRYAN, Sara Lee Corporation, Three First National Plaza, Chicago, Illinois 60602-4260; Chairman and Chief Executive Officer, Sara Lee Corporation, Chicago.

  THOMAS E. EVERHART, California Institute of Technology, Parsons-Oates Hall of Administration, 1201 East California Boulevard, Pasadena, California 91125; President and Professor of Electrical Engineering and Applied Physics, California Institute of Technology, Pasadena.

  CHARLES T. FISHER, III, 100 Renaissance Center, Detroit, Michigan 48243; Retired Chairman and President of NBD Bancorp, Inc. and its subsidiary NBD Bank, N.A.

  GEORGE M.C. FISHER, 343 State Street, Rochester, New York 14650; Chairman and Chief Executive Officer, Eastman Kodak Company, Rochester, NY, since December 1, 1993. Held additional office of President (December 1993-December
1996); Chairman and Chief Executive Officer, Motorola, Inc. (1990-1993); 1303 East Algonquin Road, Schaumburg, Illinois 60196.

  J. WILLARD MARRIOTT, JR., Marriott International, Inc., One Marriott Drive, Washington, D.C. 20058; Chairman and Chief Executive Officer, Marriott International, Inc., Washington, D.C., since October 1993; President (October 1993-March 1997); Chairman, President and Chief Executive Officer, Marriott Corporation (1985-1993).

  ANN D. MCLAUGHLIN, 4320 Garfield, N.W., Washington, D.C.; Former U.S. Secretary of Labor (1987-1989); Chairman, The Aspen Institute; President, Federal City Council, Washington, D.C. (1990-1995); 1155 15th Street N.W., Washington, D.C. 20005.

  HARRY J. PEARCE, General Motors Corporation, 3044 West Grand Boulevard, Detroit, Michigan 48202-3091; Vice Chairman, Board of Directors since January 1, 1996 with responsibility for Hughes Electronics Corporation, GM Locomotive Group, Allison Transmission Division and Corporate Affairs; Executive Vice President (1994-1995) and General Counsel (1992-1994).

  ECKHARD PFEIFFER, 20555 State Highway 249, Houston, Texas 77070; President, Chief Executive Officer and Director (since October 1991), Compaq Computer Corporation, Houston, Texas.

  JOHN G. SMALE, The Procter & Gamble Company, P.O. Box 599, Cincinnati, Ohio 45201-0599; Chairman of the Executive Committee of General Motors Corporation since January 1, 1996, former Chairman, General Motors Corporation (November 1992-December 1995).

  JOHN F. SMITH, JR., General Motors Corporation, 3044 West Grand Boulevard, Detroit, Michigan 48202-3091; Chairman, General Motors Corporation since January 1, 1996, and Chief Executive Officer and President since 1992.

  LOUIS W. SULLIVAN, Morehouse School of Medicine, 720 Westview Drive, S.W., Atlanta, Georgia 30310-1495; President, Morehouse School of Medicine, Atlanta, Georgia, since January 21, 1993; U.S. Secretary of Health and Human Services (1989-1993); 200 Independence Avenue, S.W., Washington, D.C. 20201.

  DENNIS WEATHERSTONE, J.P. Morgan & Co. Incorporated, 60 Wall Street, 21st Floor, New York, New York 10260; Retired Chairman and currently director of J.
P. Morgan & Co. Incorporated and its subsidiary Morgan Guaranty Trust Company of New York.

  THOMAS H. WYMAN, S.G. Warburg & Co., Inc., 277 Park Avenue, New York, New York 10172; Senior Adviser, SBC Warburg Inc., Chairman, S.G. Warburg & Co. Inc., New York (1992-1996).

  C. MICHAEL ARMSTRONG, Hughes Electronics Corporation, 7200 Hughes Terrace, Los Angeles, California 90045-0066; Chairman and Chief Executive Officer, Hughes Electronics Corporation since March 1992.

  J. T. BATTENBERG, III, General Motors Corporation, 3044 West Grand Boulevard, Detroit, Michigan, 48202-3091; Executive Vice President, General Motors since July 1995 and President, Delphi Automotive Systems since July 1994, Senior Vice President (July 1994-July 1995), Vice President and Group Executive in charge of the Automotive Components Group (May 1992-July 1994).

  LOUIS R. HUGHES, General Motors Corporation, 3044 West Grand Boulevard, Detroit, Michigan, 48202-3091; Executive Vice President, International Operations, General Motors since November 1992 and President, International Operations since September 1994.

  J. MICHAEL LOSH, General Motors Corporation, 3044 West Grand Boulevard, Detroit, Michigan, 48202-3091; Executive Vice President and Chief Financial Officer, General Motors since July 1994, Group Executive in charge of North American Vehicle Sales, Service, and Marketing (May 1992-July 1994).

  G. RICHARD WAGONER, JR., General Motors Corporation, 3044 West Grand Boulevard, Detroit, Michigan, 48202-3091; Executive Vice President, General Motors since November 1992 and President, North American Operations since July 1994, Chief Financial Officer (November 1992-July 1994).

  ITEM 2(E)

  To the best of General Motors' knowledge, during the past five years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  ITEM 2(F)

  To the best of General Motors' knowledge, during the past five years, no Instruction C Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

  ITEM 2(G)

  All of the Instruction C Persons are U.S. citizens, except for Mr. Barnevik, who is a citizen of Sweden, and Mr. Pfeiffer, who is a citizen of Germany.

ITEM 8. FAIRNESS OF THE TRANSACTION.

  ITEM 8(D)

  No unaffiliated representative has been retained to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the Hughes Transactions or preparing a report concerning the fairness of the Hughes Transactions.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  ITEM 10(A)

  The following table sets forth, based on information available to General Motors as of October 3, 1997, beneficial ownership of GM Class H Common Stock for certain Instruction C Persons and pension and profit-sharing or similar plans of General Motors (excluding its subsidiaries). Ownership of less than one percent of the outstanding shares of GM Class H Common Stock is indicated by an asterisk.

                                                              SHARES    PERCENT
                                                           BENEFICIALLY   OF
                        BENEFICIAL OWNER                      OWNED      CLASS
                        ----------------                   ------------ -------
      J. T. Battenberg, III...............................      6,238       *
      J. M. Losh..........................................      5,566       *
      General Motors Retirement Plan for Salaried
       Employees..........................................          0       0
      General Motors Savings Plans Master Trust...........  5,379,217    5.25%
      General Motors Canadian Savings-Stock Purchase
       Program............................................     58,131       *


  ITEM 10(B)

  To be provided by amendment.

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          General Motors Corporation

                                                 /s/ John F. Smith, Jr.
                                          By: _________________________________
                                                    John F. Smith, Jr.
                                            Chairman, Chief Executive Officer,
                                                       and President

                                          Dated: October 6, 1997

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
  NUMBER                   DESCRIPTION OF EXHIBIT                      PAGE
  -------                  ----------------------                  ------------
 (a)(1)    Not applicable.
 (b)(1)    Opinion of Merrill Lynch, Pierce, Fenner & Smith In-
           corporated, dated October 6, 1997, which is included
           in Appendix B attached to the Solicitation
           Statement/Prospectus filed as Exhibit (d) hereto.**
 (b)(2)    Opinion of Salomon Brothers Inc, dated October 6,
           1997, which is included in Appendix B attached to the
           Solicitation Statement/Prospectus filed as Exhibit
           (d) hereto.**
 (b)(3)    Opinion of Goldman, Sachs & Co. Incorporated, dated
           January 16, 1997, which is included in Appendix B at-
           tached to the Solicitation Statement/Prospectus filed
           as Exhibit (d) hereto.
 (b)(4)    Presentation to the General Motors Board of Directors
           Regarding the Hughes Transactions, dated January 16,
           1997, given by Merrill Lynch and Salomon Brothers.*
 (b)(5)    Presentation to the General Motors Board of Direc-
           tors, dated January 16, 1997, given by Goldman
           Sachs.**
 (b)(6)    Presentation to the General Motors Board of Directors
           Regarding the Hughes Transactions, dated October 6,
           1997, given by Merrill Lynch and Salomon Brothers.**
 (b)(7)    Presentation to the General Motors Board of Directors
           Regarding the Hughes Transactions, dated October 6,
           1997, given by Merrill Lynch.**
 (b)(8)    Presentation to the General Motors Board of Directors
           Regarding the Hughes Transactions, dated October 6,
           1997, given by Salomon Brothers.**
 (c)(1)    Form of Agreement and Plan of Merger by and between
           General Motors Corporation and GM Mergeco Corpora-
           tion, which is attached as Appendix A to the Solici-
           tation Statement/Prospectus filed as Exhibit (d)
           hereto. Executed Agreement and Plan of Merger to be
           included as Appendix A to the Solicitation
           Statement/Prospectus by amendment.
 (c)(2)    Implementation Agreement by and between General Mo-
           tors Corporation and Raytheon Company, dated as of
           January 16, 1997 (filed as Exhibit 2(b) to the Cur-
           rent Report on Form 8-K of General Motors Corpora-
           tion, dated January 16, 1997, and incorporated herein
           by reference).
 (d)       Solicitation Statement/Prospectus.*
 (e)(1)    Not applicable.
 (f)(1)    Not applicable.

--------
* Filed herewith
**To be filed by amendment

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